MYERS INDUSTRIES, INC.®

Exhibit 99.1

News Release
NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President, Finance and Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES ANNOUNCES THAT HIGHER RESIN COSTS
WILL REDUCE SECOND QUARTER EARNINGS

FOR IMMEDIATE RELEASE: June 13, 2003, Akron, Ohio—Myers Industries, Inc. (NYSE: MYE) today announced that for the second quarter ending June 30, 2003, sales growth should be similar to that recorded in the prior quarter. However, due to significant increases in prices for plastic resin during the first half of the year and product pricing pressures in many of the Company's markets, net income and earnings per share will be substantially lower than reported in the second quarter a year ago. Myers Industries anticipates announcing 2003's second quarter financial results on July 24, 2003.

Plastic resin, mainly high-density polyethylene and co-polymer polypropylene, accounts for generally half of the cost of goods sold for Myers Industries' plastic products. Resin prices have been on the rise since the third quarter of 2002, and suppliers instituted substantial price increases in the first quarter of 2003. These higher price levels have continued into the second quarter.

Gregory J. Stodnick, Vice President, Finance and Chief Financial Officer said, "While we are now seeing some softness in the resin market, comparisons between our resin costs in this year's second quarter and last year's are very unfavorable, with prices up nearly 60 percent on average.

"The short term will be challenging, but we continue to work to strengthen our position and become more agile in response to both internal and external forces. Cost controls and efficiency programs in our operations are making positive contributions, and our markets continue to show improvement in demand, including areas of the weakened industrial sector."

Myers Industries, Inc., is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not historical fact may be deemed "forward-looking." These statements involve a number of risks and uncertainties, many outside of the Company's control, that could cause actual results to materially differ from those expressed or implied. Factors include, but are not limited to: changes in the markets for the Company's business segments, unanticipated downturn in business relationships with customers or their purchases from Myers, competitive pressures on sales and pricing, increases in raw material costs or other production costs, and further deterioration of economic and financial conditions in the United States and around the world. Myers Industries does not undertake to update forward-looking statements contained herein.

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